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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Teekay LNG Partners L.P.

(Name of Issuer)

Common Units, Representing Limited Partner Interests

(Title of Class of Securities)

Y8564M 10 5

(CUSIP Number)

Bruce C. Bell
Teekay Shipping Corporation
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212
Nassau, Bahamas
Tel: (242) 502-8880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y8564M 10 5			Page 2 of 12 Pages

1.	Name of Reporting Person: Teekay Shipping Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Republic of the Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,734,572(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,734,572(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,734,572(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 55.9%

14.	Type of Reporting Person (See Instructions): CO

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(1) As described in Items 3 and 4, below, upon the closing of the Issuer’s initial public offering (the “Offering”) of common units (“Common Units”) representing limited partner interests in Teekay LNG Partners L.P. (the “Issuer”), Teekay Shipping Corporation beneficially owned 8,734,572 Common Units and 14,734,572 subordinated units of the Issuer. Subject to the satisfaction of certain conditions, discussed in Item 6 below, the subordinated units are convertible into Common Units on a one-for-one basis. In addition, Teekay Shipping Corporation owns 100% of Teekay GP L.L.C., the general partner of the Issuer. Teekay GP L.L.C. has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. Teekay Shipping Corporation is the indirect beneficial owner of Teekay GP L.L.C.’s general partner interest in the Issuer and incentive distribution rights.

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Item 1.	Security and Issuer

     This Schedule 13D relates to Common Units, representing limited partner interests of Teekay LNG Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with principal executive offices at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Bahamas.

Item 2.	Identity and Background

     This Schedule 13D relates to Teekay Shipping Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (the “Reporting Person”), with its principal executive offices at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59212, Nassau, Bahamas. The Reporting Person owns 100% of Teekay GP L.L.C., a limited liability company organized under the laws of the Republic of the Marshall Islands and the general partner of the Issuer (the “General Partner”). Resolute Investments, Inc., a corporation organized under the laws of the Bahamas (“Resolute”), is the principal stockholder of the Reporting Person.

     The Reporting Person is principally in the business of international crude oil and petroleum product transportation services.

     The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person and of Resolute are as set forth on Schedules A and B, respectively.

     In the past five years, neither of the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A or B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

     The Reporting Person and the General Partner formed the Issuer as a Marshall Islands limited partnership to own and operate certain assets and businesses previously owned and operated by the Reporting Person and its subsidiaries. The General Partner obtained a 2% general partner interest and the Reporting Person obtained a 98% limited partner interest in the Issuer.

     Prior to the closing of the Issuer’s initial public offering of its Common Units (the “Offering”), the Reporting Person contributed certain assets and liabilities to the Issuer and retained its 98% limited partner interest in the Issuer. At the closing of the Offering, the Reporting Person’s 98% limited partner interest in the Issuer converted into 8,734,572 Common Units and 14,734,572 subordinated units of the Issuer. Subject to the satisfaction of certain conditions, discussed in Item 6 below, the subordinated units are convertible into Common Units on a one-for-one basis.

     In connection with the Offering, the underwriters were granted the right to purchase up to 900,000 Common units from the Issuer solely to cover over-allotments. The underwriters exercised this over-allotment option on May 10, 2005.

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Item 4.	Purpose of Transaction.

     The Reporting Person acquired the Issuer’s securities as part of the transaction described in Item 3 above.

     Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., the Reporting Person has the right to appoint the board of directors of the General Partner. Through the right to appoint a majority of the board of directors of the General Partner, the Reporting Person has the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus of the Reporting Person’s investment.

     The subordinated units owned of record by the Reporting Person are convertible into Common Units on a one for one basis once certain financial tests are met, but generally not beginning before March 31, 2010.

     As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:

•     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•     an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•     a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•     any change in the present board of directors or management of the General Partner of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•     any material change in the present capitalization or dividend policy of the Issuer;

•     any other material change in the Issuer’s business or partnership structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•     changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•     any action similar to any of those enumerated above.

     Pursuant to the terms of the Issuer’s First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (the “Partnership Agreement”), among other conditions, the General Partner may not be removed from its position as general partner of the Issuer unless 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including units held by the General Partner and its affiliates, vote to approve such removal. The ownership of more than 33 1/3% of the outstanding units by the General Partner and its affiliates would give them the practical inability to prevent the General Partner’s removal. As of the closing of the Offering, the Reporting Person owns a 100% interest in the General Partner and 77.3% of the outstanding common and subordinated units. Because the Reporting Person controls greater than 33 1/3% of the outstanding units, it can prevent the removal of the General Partner.

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     The Reporting Person, through its direct control of the General Partner and its indirect control of the Issuer and its subsidiaries, will be able to prevent the Issuer, its subsidiaries and the General Partner from taking certain significant actions without the approval of the Reporting Person These actions include:

•     certain acquisitions, borrowings and capital expenditures by the Issuer, its subsidiaries or the General Partner

•     issuances of equity interests in the Issuer or its subsidiaries; and

•     certain dispositions of equity interests in, or assets of, the Issuer, the General Partner or the Issuer’s subsidiaries.

     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, on May 6, 2005 (No. 333-120727) which is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 8,734,572 Common Units, representing 55.9% of the outstanding Common Units of the Issuer. The Reporting Person also beneficially owns 14,734,572 subordinated units of the Issuer, representing 100% of the Issuer’s subordinated units. As described in Item 6 below, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.

     (b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units and subordinated units owned by the Reporting Person.

     (c) Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

     (d) Except for the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference in this Item 6.

     Omnibus Agreement

     Under the terms of an Omnibus Agreement, dated May 10, 2005, entered into among the Issuer, the Reporting Person, the General Partner and the Operating Company (the “Omnibus Agreement”):

     •     The Reporting Person agreed, and will cause its controlled affiliates (other than the Issuer, the Issuer’s subsidiaries and the General Partner) to agree, not to own, operate or charter liquefied natural gas (“LNG”) carriers under certain circumstances and the Issuer agreed, and will cause its subsidiaries to agree, not to own, operate or charter oil tankers under certain circumstances.

     •     The Issuer and its subsidiaries granted to the Reporting Person a 30-day right of first offer on any proposed sale, transfer or other disposition or rechartering of the Issuer’s Suezmax tankers and the Reporting Person agreed, and will cause its subsidiaries to agree, to grant a similar right of first offer to the Issuer for any LNG carriers the Reporting Person might own.

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     •     The Reporting Person will indemnify the Issuer for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to the closing date of the Offering. There is an aggregate cap of $10 million on the amount of indemnity coverage provided by the Reporting Person for the environmental and toxic tort liabilities.

     •     The Reporting Person will also indemnify the Issuer for liabilities related to:

     •     certain defects in title to the assets contributed to the Issuer and failure to obtain, prior to the closing of the Offering, certain consents and permits necessary to conduct the Issuer’s business, which liabilities arise within three years after the closing of the Offering; and

     •     certain income tax liabilities attributable to the operation of the assets contributed to the Issuer prior to the time they were contributed to the Issuer.

     First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P.

     Cash Distributions

     Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.4125 per Common Unit to the extent the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:

     •     first, 98% to the holders of Common Units and 2% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters;

     •     second, 98% to the holders of subordinated units and 2% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.4125; and

     •     third, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.4625.

     If cash distributions per unit exceed $0.4625 in any quarter, the General Partner will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”

     Conversion of Subordinated Units

     Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (the period subordinated units are outstanding) the subordinated units are entitled to receive the minimum quarterly distribution of $0.4125 only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period will end once the Issuer meets certain financial tests set forth in the Partnership Agreement, but it generally cannot end before March 31, 2010. These financial tests require the Issuer to have earned and paid the minimum quarterly distribution on all of the outstanding units for three consecutive, non-overlapping four-quarter periods. When the subordination period ends, all remaining subordinated units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

     If the Issuer meets the financial tests in the Partnership Agreement for any three consecutive, non-overlapping four-quarter periods ending on or after March 31, 2008, 25% of the subordinated units will covert into Common Units. If the Issuer meets these tests for any three consecutive four-quarter periods ending on or

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after March 31, 2009, an additional 25% of the subordinated units will convert into Common Units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of subordinated units.

     Limited Call Right

     Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units. The General Partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon the exercise of this limited call right.

     Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C.

     Under the Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C., The Reporting Person has the right to designate the individuals to serve on the board of directors of the General Partner.

     Nakilat Share Purchase Agreement

     Pursuant to the terms of the Nakilat Share Purchase Agreement, dated May 10, 2005, entered into between the Reporting Person and the Issuer, the Reporting Person agreed to sell to the Issuer its 100% ownership interest in Teekay Nakilat Holdings Corporation. Teekay Nakilat Holdings Corporation currently owns 100% of Teekay Nakilat Corporation, which in turn owns three subsidiaries, each of which has contracted to have built a liquefied natural gas carrier newbuilding (the “RasGas II Vessels”). The Issuer will purchase the Reporting Person’s interest in Teekay Nakilat Holdings Corporation at approximately the time of the delivery of the first newbuilding, which will allow the Issuer to defer its financing on these vessels.

     As part of its proposal to provide transportation services for the LNG project related to the RasGas II Vessels, the Reporting Person agreed that Qatar Gas Transport Company Ltd. will have three options to purchase up to an aggregate 30% interest in the RasGas II Vessels through ownership in either Teekay Nakilat Corporation or Teekay Nakilat Corporation’s shipowning subsidiaries. These options are exercisable up to the delivery of each of the three RasGas II Vessels. Accordingly, the Issuer will own between a 70% and 100% indirect interest in each of the RasGas II Vessels and related time charters.

     The aggregate purchase price for the Reporting Person’s interest in Teekay Nakilat Holdings Corporation will reimburse the Reporting Person for its costs related to the construction and delivery of the RasGas II Vessels and compensate it for its cost of capital on construction payments made to the shipyard. The Issuer will pay to the Reporting Person the purchase price in either cash or Common Units, at the Reporting Person’s election made at least 90 days prior to payment thereof, or such other consideration as agreed between the Reporting Person and the conflicts committee of the General Partner’s board of directors. Payments in Common Units will be valued at their average closing price during the 10-day trading day period immediately preceding the payment or if lower, their price per share to the public in any offering undertaken by the Issuer to partially finance its purchase.

     To the best of the Reporting Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A. First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on May 6, 2005 (No. 333-120727) and incorporated by reference herein in its entirety).

B. Omnibus Agreement among Teekay Shipping Corporation, Teekay GP L.L.C., Teekay LNG Operating L.L.C. and Teekay LNG Partners L.P. (filed as Exhibit 10.4 to Amendment No. 4 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on April 21, 2005 (No. 333-120727) and incorporated by reference herein in its entirety).

C. Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (filed as Exhibit 3.4 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on April 11, 2005 (No. 333-120727) and incorporated by reference herein in its entirety).

D. Nakilat Share Purchase Agreement between Teekay Shipping Corporation and Teekay LNG Partners L.P. (filed as Exhibit 10.10 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on April 11, 2005 (No. 333-120727) and incorporated by reference herein in its entirety).

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     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     May 20, 2005

TEEKAY SHIPPING CORPORATION

/s/ Peter Evensen
Name: Peter Evensen
Title: Executive Vice President and Chief Financial Officer

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SCHEDULE A

Directors and Executive Officers of Teekay Shipping Corporation:

Principal Occupation or Employment and Principal
Name and Position	Business Address	Citizenship
C. Sean Day, Director and Chairman of the Board	President Seagin International LLC Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830	United States

Bjorn Moller, Director, President and Chief Executive Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark

Axel Karlshoej, Director and Chairman Emeritus	President and Director Nordic Industries 1437 Furneaux Road Marysville, California, USA 95901	United States

Bruce C. Bell, Director	Managing Director Oceanic Bank and Trust Limited TK House, Bayside Executive Park West Bay Street & Blake Road P.O. Box AP- 59213, Nassau Bahamas	Canada

Dr. Ian D. Blackburne, Director	Chairman CSR Limited Director Suncorp-Metway Ltd. Mayne Group Limited 130 Blues Point Road McMahons Point, NSW 2060, Australia	Australia

Leif O. Höegh, Director	Deputy Chairman Leif Höegh UK Ltd. Director NeoMed Management Ltd. Chairman Höegh Capital Partners, Inc. 60 Sloane Avenue London SW3 3DD United Kingdom	Norway

Thomas Kuo-Yuen Hsu, Director	Executive Director Expedo & Company (London) Ltd. 40 George Street London, United Kingdom, W1H 5RE	United Kingdom

Eileen A. Mercier, Director	Finvoy Management Inc. 199 Cranbrooke Avenue Toronto, ON M5M 1M6 Canada	Canada

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Principal Occupation or Employment and Principal
Name and Position	Business Address	Citizenship
Tore I. Sandvold, Director	Chairman Sandvold Energy AS c/o E. ON Ruhrgas AG Stortingsgaten 8 0161 Oslo	Norway

Peter Anturri, President, Teekay Navion Shuttle Tankers, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Peter Evensen, Executive Vice President and Chief Financial Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United States

David Glendinning, President, Teekay Gas and Offshore, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Graham Westgarth, President, Teekay Marine Services, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Arthur J. Bensler, Senior Vice President, General Counsel and Secretary	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Vincent Lok, Senior Vice President and Treasurer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Jennifer Gordon, Senior Vice President, Corporate Resources	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Paul Wogan, President, Teekay Tanker Services, a division of Teekay Shipping Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

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SCHEDULE B

     Resolute is managed by Arthur F. Coady, a Director and its President, Bruce C. Bell, a Director and its Vice President, C. Sean Day, a Director and its Chairman of the Board and Lindsey J. Cancino, its Treasurer. Resolute is entirely owned by The Kattegat Trust which has as its trustee, The Kattegat Trust Company Limited, the directors of which are Axel Karlshoej, Arthur Coady, Thomas K. Y. Hsu and Shigeru Matsui.

Directors and Executive Officers of Resolute Investments Inc.

Principal Occupation or Employment and Principal
Name and Position	Business Address	Citizenship
C. Sean Day, Chairman of the Board and Director	President Seagin International LLC Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830	United States

Bruce C. Bell, Vice President and Director	Managing Director Oceanic Bank and Trust Limited TK House, Bayside Executive Park West Bay Street & Blake Road P.O. Box AP- 59213, Nassau Bahamas	Canada

Arthur F. Coady, President and Director; Director, The Kattegat Trust Company Limited	Chairman of the Board Oceanic Bank and Trust Limited TK House, Bayside Executive Park West Bay Street & Blake Road P.O. Box AP- 59213, Nassau Bahamas	Canada

Lindsey J, Cancino, Treasurer; Chief Financial Officer, The Kattegat Trust Company Limited	Director Oceanic Bank and Trust Limited TK House, Bayside Executive Park West Bay Street & Blake Road P.O. Box AP- 59213, Nassau Bahamas	Bahamas

Axel Karlshoej, Director, The Kattegat Trust Company Limited	President and Director Nordic Industries 1437 Furneaux Road Marysville, California, USA 95901	United States

Thomas Kuo-Yuen Hsu, Director, The Kattegat Trust Company Limited	Executive Director Expedo & Company (London) Ltd. 40 George Street London, United Kingdom, W1H 5RE	United Kingdom

Shigeru Matsui, Director, The Kattegat Trust Company Limited	President Matsui & Company 1103 Urban Shinbashi Bldg 5-1 Shinbashi 4-Chome Minato-Ku, Tokyo, 105-0004, Japan	Japan

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